Exhibit 99.1

Bullish releases October 2025 monthly metrics

11/6/2025

Cayman Islands, November 6, 2025 – Bullish (NYSE: BLSH), an institutionally focused global digital asset platform that provides market infrastructure and information services, released its monthly metrics for October 2025 on Thursday, November 6, 2025.

These metrics include trading volume, average trading spread, and measures of volatility for Bitcoin and Ethereum. For definitions and additional information regarding these metrics, please refer to the monthly metrics packages available on investors.bullish.com.

About Bullish

Bullish is an institutionally focused global digital asset platform that provides market infrastructure and information services. Bullish services are regulated in the United States, European Union, United Kingdom, Hong Kong, and Gibraltar. These include: Bullish Exchange – a regulated and institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity.

CoinDesk Indices – a collection of tradable proprietary and single-asset benchmarks and indices that track the performance of digital assets for global institutions in the digital assets and traditional finance industries. CoinDesk Data – a broad suite of digital assets market data and analytics, providing real-time insights into prices, trends, and market dynamics. CoinDesk Insights – a digital asset media and events provider and operator of coindesk.com, a digital media platform that covers news and insights about digital assets, the underlying markets, policy, and blockchain technology.

For more information, please visit bullish.com and follow LinkedIn and X.

Use of Websites to Distribute Material Company Information

We use the Bullish Investor Relations website (investors.bullish.com) and our X account (x.com/bullish) to publicize information relevant to investors, including information that may be deemed material, in addition to filings we make with the U.S. Securities and Exchange Commission (SEC) and press releases. We encourage investors to regularly review the information posted on our website and X account in addition to our SEC filings and press releases to be informed of the latest developments.

Contacts

Media: media@bullish.com

Investor Relations: investors@bullish.com

Source: Bullish